Exhibit 12

ERP OPERATING LIMITED PARTNERSHIP

Computation of Ratio of Earnings to Combined Fixed Charges

	09/30/04	09/30/03	12/31/03	12/31/02	12/31/01	12/31/00	12/31/99
Income from continuing operations	$148,145	$179,676	$229,660	$255,256	$313,508	$279,660	$233,630

Interest expense incurred, net	252,267	243,579	324,652	330,287	341,505	353,675	316,060
Amortization of deferred financing costs	5,062	3,905	5,981	5,576	4,901	4,949	3,787

Earnings before combined fixed charges and preferred distributions	405,474	427,160	560,293	591,119	659,914	638,284	553,477

Preferred distributions	55,896	73,115	96,971	97,151	106,119	111,941	113,196
Premium on redemption of preference units/interests	1,117	—	20,237	—	5,324	—	—

Earnings before combined fixed charges	$348,461	$354,045	$443,085	$493,968	$548,471	$526,343	$440,281

Interest expense incurred, net	$252,267	$243,579	$324,652	$330,287	$341,505	$353,675	$316,060
Amortization of deferred financing costs	5,062	3,905	5,981	5,576	4,901	4,949	3,787
Interest capitalized for real estate and unconsolidated entities under development	10,277	16,013	20,647	27,167	28,174	17,650	8,134

Total combined fixed charges	267,606	263,497	351,280	363,030	374,580	376,274	327,981

Preferred distributions	55,896	73,115	96,971	97,151	106,119	111,941	113,196
Premium on redemption of preference units/interests	1,117	—	20,237	—	5,324	—	—

Total combined fixed charges and preferred distributions	$324,619	$336,612	$468,488	$460,181	$486,023	$488,215	$441,177

Ratio of earnings before combined fixed charges to total combined fixed charges	1.30	1.34	1.26	1.36	1.46	1.40	1.34

Ratio of earnings before combined fixed charges and preferred distributions to total combined fixed charges and preferred distributions	1.25	1.27	1.20	1.28	1.36	1.31	1.25